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                                                                   EXHIBIT 99.1


[PGS LOGO APPEARS HERE]                                            NEWS RELEASE
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FOR DETAILS, CONTACT:                                     FOR IMMEDIATE RELEASE
SAM R. MORROW                                                 NOVEMBER 28, 2003
SVEIN T. KNUDSEN
Phone:  +47 6752 6400
SUZANNE M. MCLEOD
Phone:  +1 281-589-7935



                      PETROLEUM GEO-SERVICES UPDATES REPORT
                         ON FINANCIAL STATEMENT MATTERS


         NOVEMBER 28, 2003: OSLO, NORWAY; HOUSTON, TEXAS - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE: PGS; OTC: PGEOY), which emerged from Chapter 11 proceedings on November 5, 2003, reported that it continues to experience delays in completing an audit in accordance with U.S. generally accepted auditing standards ("GAAS") of the Company's 2002 financial statements under U.S. generally accepted accounting principles ("GAAP") and a re-audit in accordance with U.S. GAAS of the Company's 2001 U.S. GAAP financial statements. As previously disclosed in disclosure documents relating to the Company's Chapter 11 proceedings, until the audit and re-audit under U.S. GAAS are completed, PGS will be unable to file an annual report that contains audited financial statements for three full fiscal years. For so long as this condition exists, the Company will be precluded from, among other things, listing its American Depositary Shares on a U.S. national securities exchange or on the Nasdaq Stock Market. A delay in listing of the Company's ADS's in the U.S. may have a negative impact on their liquidity.

         PGS is in compliance with applicable Norwegian requirements with respect to its reported audited Norwegian GAAP Financial Statements for 2002.

         Completion of the audit and re-audit under U.S. GAAS has been made more difficult by a combination of factors, including the demands of the recently completed Chapter 11 process and the organizational changes which accompanied that process, the need to implement "fresh start" accounting following emergence from Chapter 11 and preparation for the audit of the financial statements for 2003. In addition, in connection with the audit and re-audit process under U.S. GAAS for the 2001 and 2002 financial statements, the Company's independent auditor, Ernst & Young, has issued to the Company a material weakness letter that identifies the following material weaknesses: (1) insufficient documentation of or adherence to policies and procedures; (2) inadequate U.S. GAAP expertise in the Company; (3) insufficient support for accounting books and records; and (4) insufficient supervision and review control activities. These material weaknesses may also contribute to a delay in and make more difficult completion of the audit and re-audit discussed above.

         In response to the material weakness letter, PGS has developed and is actively implementing a plan and timetable to address the matters identified by Ernst & Young, including hiring new personnel with U.S. GAAP expertise, improving overall U.S. GAAP expertise throughout the accounting organization and upgrading the corporate business controller function within PGS.

         There can be no assurance as to whether or when the audit and re-audit described above can be completed. In addition, as previously disclosed, if and when completed the audit and re-audit could result in restatements of the Company's previously filed U.S. GAAP audited financial

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
Petroleum Geo-Services ASA    Phone: +281-589-7935    Petroleum Geo-Services ASA    Phone: +47 6752 6400
738 Highway 6 South           Fax:   +281-589-1482    PGS-House                     Fax:   +47 6753 6883
Suite 500                                             Strandveien 4
Houston, TX 77079, USA                                N-1366 Lysaker, Norway
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statements and restatements of or other adjustments to its 2003 U.S. GAAP financial statements. Those restatements and adjustments could be material;
however, whether positive or negative, they are expected to be of a non-cash nature and only have an impact on historical financial statements. Financial statements post "fresh start" accounting are not expected to be impacted.
Furthermore, there can be no assurance that the audit and re-audit, although being conducted for U.S. GAAP purposes, will not have an impact on Norwegian
GAAP financial statements.

                                      ****

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and certain additional risks, and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.


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